COMPANY NEWS July 29, 2021

We raised a $120m Series B, and you can join the round.


Series B
Investors
COATUE
crv
a16z
SAPPHIRE

We've raised $120m in new funding at a $1.62b valuation. The round was led by Coatue, with participation from Andreessen Horowitz, CRV, and Sapphire Ventures. Investors including Dylan Field (CEO at Figma), Mathilde Collins (CEO at Front), Akshay Kothari (COO at Notion), Jack Altman (CEO at Lattice), Hunter Walk and Satya Patel (Partners at Homebrew), and Elizabeth Yin (Partner at Hustle Fund) contributed, too.

As we gain momentum, we want the customers who have supported us from the beginning to have a stake in our growth. So we're doing something new: we've set aside a $5m allotment in our Series B to let you into the round.

Here's how it works:

- **Sign up on Wefunder:** You can join the round via Wefunder, a crowdfunding platform. Visit our Wefunder page and set up a profile using the email address associated with your Mercury account.
- **Commit to a check size you're comfortable with:** You can commit to invest as little as $100 USD.
- **Invest:** Once the Wefunder campaign closes, you'll have a chance to confirm your interest and invest with one click.

If you believe in what we're building and want to come along with us, we'd love to have you on our cap table.

Reflecting on our progress

Since launching in 2019, we've grown quickly:

- There are **40,000+** businesses on Mercury (including Lunchclub, Mighty, and Linear)
- We hold **$4b+** in customer deposits
- We work with customers from **200+** countries
- We have **150 employees in 14 cities** (up from 35 employees this time last year)

Our focus is as singular as ever: we still want to turn banking into something like magic. We'll use this new funding to expand our team and continue building products that help you scale. We want to build something truly great together, for startups, ecommerce, investors, creators, nonprofits, and beyond.

There are some things money can't buy, and real customer love is one of them. So lastly, we want to thank our customers for the conversation, support, smart feedback, funny jokes, and true joy you've given us over the last two years. We have a new homepage that shows off some of the things you've helped us build. And if you want to join our building process directly, you can check out our jobs page, too.

If you have any questions, send a note to hello@mercury.com. We always love to chat.

Thanks,

The Mercury Team

Disclaimer: We are gauging investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

July 28, 2021

To: Memory Customers

Subject: We raised a $150m Series B, and you can join the round

July 28, 2021

To: Memory Customers

Subject: We raised a $150m Series B, and you can join the round

July 28, 2021

To: Memory Customers

Subject: We raised a $150m Series B, and you can join the round

MERCURY

Hi Nathaniel,

We're excited to let you know that we've raised $120m in new funding. The round was led by Coatue, with participation from Andreessen Horowitz, CRV, and Sapphire Ventures.

In more interesting news, you can join them.


Series B
Investors
COATUE
crv
a16z
SAPPHIRE
VENTURES

As we gain momentum, we want our customers to have a stake in our growth. So we're doing something new: we've set aside a $5m allotment in our Series B to let you into the round.

If you want to join, you can head to our Wefunder page. All you have to do is sign up and choose an amount you're comfortable investing — Wefunder takes care of the rest. We're prioritizing our customers for this round, so be sure to sign up with the email address associated with your Mercury account.

If you believe in what we're building and want to come along with us, we'd love to have you on our cap table. Learn more here or join us below:

What's next for Mercury

Since launching in 2019, we've grown quickly:

- 40,000+ businesses have signed up to use Mercury
- We hold $4b+ in customer deposits
- We work with customers from 200+ countries

We'll use this new funding to expand our team and continue building products that help your company scale. You can also learn more about our future plans in this Fortune interview with our CEO, Immad Akhund.

If you have any questions, or just want to say hello, hit reply to this email. We always love to chat.

Thanks,

The Mercury Team

Mercury - banking built for startups
660 Mission St., San Francisco, CA 94105

Unsubscribe

August 3, 2021

To: All of Mercury's Wefunder Investors (to date)
Subject: An update on our $5m crowdfunding campaign

Hi,

Thank you so much for supporting our Series B crowdfunding campaign on Wefunder. We raised $11m in less than 12 hours (we hear that's a Regulation Crowdfunding record).

Since we're required to cap our crowdfund at $5m, we wanted to send you a quick update:

- We guarantee allocation for active Mercury customers in this round. We'll be prioritizing allocations for Mercury customers and guarantee every active customer will be included. But we may reduce individual allocations to allow as many investors into the round as possible.
- You still have some time to update your investment. Our Wefunder campaign will remain open until August 6th at 8 PM EST. You can make edits or updates to your investment until we ask you for your final confirmation.
- You'll hear from us again towards the end of August. We'll send you a note to confirm your final allocation amount, and your interest in investing, once we file with the SEC.

If you have any questions, just hit reply to this email. We always love to chat.

Thanks,

The Mercury Team

Mercury - banking built for startups
660 Mission St., San Francisco, CA 94105

August 3, 2021

To: Mercury Customers

Subject: Join our Series B: our Wefunder campaign is open

MERCURY

Hi XX,
Last week we announced our Series B, including a $5m crowdfunding allocation. While the round appears to be oversubscribed on Wefunder, we'll be adjusting allocations once the campaign closes on August 6th—so if you're a customer and you'd like to invest, you still can.

Since our crowdfunding round is federally capped at $5m, the exact allocation each investor gets will change after closing, but we will guarantee all active customers a stake in our round and future growth.

Here's how it will work:

- Sign up with your Mercury email address. Mercury customers are being prioritized for this round, so be sure to sign up for Wefunder with the email address associated with your Mercury account. Our Wefunder campaign will remain open until August 6th at 8 pm EST.
- Commit to a check size you're comfortable with: You can commit as little as $100 USD.

- We're aiming to give at least a $1,000USD allocation to every customer. We may need to reduce individual allocations due to demand, but we are aiming to get as many active customers into this round as we can.

We'll send you a note confirming your final allocation amount, and your interest in investing, once we file with the SEC. We expect that to happen towards the end of August.

If you have any questions, just hit reply to this email. We'd love to chat.

Thanks,

The Mercury Team

Mercury - banking built for startups
660 Mission St., San Francisco, CA 94105

<u>September 2, 2021</u>
To: All of Mercury's Wefunder Investors
Subject: Join our Series B: our Wefunder campaign is open

MERCURY

Hi,

Thanks for supporting our Wefunder campaign. We received nearly $23M in reservations from ~3500 individual investors, and we're happy to have you on our cap table.

Here's the thing: legally, crowdfunding campaigns are only allowed to take in a maximum of $5M. Our $23M raise surpasses that amount. We'll be adjusting your allocations by mid-October to hit our cap of $5M, so we can ensure that everyone who placed a reservation will receive a stake. Here's what you can expect next:

1. We'll get in touch once we file with the SEC. We expect to file our paperwork by the second week of September. Once that happens, you'll receive an email asking to confirm the maximum amount of funds you'd like to invest and submit payment.
2. You can submit payment through ACH, wire or a WefunderCash account. If you currently have a balance in your WefunderCash account, and would like to withdraw that balance for any reason, you can do so here without impacting your investment.
3. We may adjust your final allocation following your payment. About three weeks after filing, we will finalize the allocations for each individual investor to account for any adjustments. At the minimum, you'll receive an allocation up to $1000. We've also set aside larger allocations for Mercury customers.

We expect that customers, depending on deposits as of July 29 2021, 9AM EST, will be able to invest at the ranges below:

- <$1k in deposits: investment range of $1K-$1.5K
- $1K-$250K in deposits: investment range of $2K-$3.5K
- $250K-$5M in deposits: investment range of $3.5K-$6K

- >$5M in deposits: investment range of $6K-$12K

For questions about Wefunder Cash or your Wefunder account, feel free to reach out to support@wefunder.com. For general questions about your investment or anything else, just reply to this email. We always love to chat.

Thanks,

The Mercury Team

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.